Mail Stop 4-6
								April 1, 2005

Henry P. Hoffman
President and Chief Executive Officer
2900 Davis Boulevard, Suite 130
Joplin, Missouri 64804

	Re:    	Siricomm, Inc.
		Registration Statement on Form SB-2
		File No. 333-123132

		Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the fiscal quarter ended December 31,
2004
		File No. 0-18399

Dear Mr. Hoffman:

      We have limited our review of the above-referenced Form SB-2 registration statement of Siricomm, Inc. to the selling shareholder table, plan of distribution and to the disclosure controls and procedures in the Form 10-K for the period ended September 30, 2004.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Shareholders
1. Please disclose the natural persons who exercise sole or shared voting and/or investment power over Sat-Net Communications, Inc. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available CF Telephone Interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. Please confirm, if true, that
Sat-Net Communications, Inc. is not an affiliate of a registered broker-dealer.

Plan of Distribution
2. We note your discussion regarding short sales. Please supplementally confirm that you are aware of CF Telephone Interp.
A.
65 (July 1997) on this issue.


Form 10-KSB for the period ended September 30, 2004 and Form 10-
QSB
for the quarter ended December 31, 2004

Disclosure Controls and Procedures
3. Your disclosure on page 29 states that there were no "significant" changes in the Company`s internal controls over financial reporting during the last fiscal quarter. Please note that Item 308(c) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Please confirm, if true, that you met this standard for the relevant period. Alternatively, revise your disclosure to provide appropriate details about any such changes. We note that your Form 10-QSB for December 31, 2004 sets forth the required Item 308 disclosure.
4. In addition, please refer to Item 307 of Regulation S-B. Note that this disclosure item defines disclosure controls and procedures as controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is "recorded, processed, summarized and reported" in addition to being accumulated and communicated to the issuer`s management as appropriate to allow timely decisions regarding required disclosure. In your response letter, please confirm, if true, that your disclosure controls and procedures met this standard for the relevant period. If you are unable to provide such confirmation, please explain. We note that your Form 10-QSB for
December 31, 2004 sets forth the required Item 307 disclosure.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861. If you need further assistance, you may contact the undersigned at 202-942-1800.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  617-347-5065
	John J. Concannon, III, Esq.
      Elizabeth Truton, Esq.
      Bingham McCutchen LLP
      150 Federal Street
      Boston, MA  02110

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Siricomm, Inc.
April 1, 2005
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